UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

ZHONGCHAO INC.

(Exact name of registrant as specified in its charter)

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F  ☒      Form40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Zhongchao Inc., a Cayman Islands exempt company (the “Company”) held its 2021 annual general meeting of shareholders at 9:00 a.m. Eastern Time, July 26, 2021, at Nanxi Creative Center, Suite 218, 841 Yan’an Middle Road, Jing’An District, Shanghai, People’s Republic of China. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to fifteen votes. Holders of a total of 5,612,403 shares (consisting of 114,688 Class A Ordinary Shares and 5,497,715 Class B Ordinary Shares), out of a total of 23,583,070 shares (consisting of 18,085,355 Class A Ordinary Shares and 5,497,715 Class B Ordinary Shares) issued and outstanding and entitled to vote at the Meeting have voted. Therefore, a quorum of more than a third of the shares outstanding and entitled to vote at the annual general meeting of shareholders as of the record date of June 1, 2021 was reached. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Re-election of directors

The following individuals were re-elected as directors to serve on the Board of Directors of the Company, to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified.

Director’s Name	For	Against
Weiguang Yang	82,547,400	17,012

Pei Xu	82,561,419	16,992

John C. General	82,552,612	15,794

Kevin Dean Vassily	82,570,103	8,309

Dan Li	82,547,893	16,519

2.	A non-binding vote on the Company’s executive compensation

For	Against	Abstain
82,533,798	23,639	22,976

3.	Frequency of future advisory votes on executive compensation

1 Year	2 Years	3 Years	Abstain
9,111	19,761	82,538,411	13,130

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhongchao Inc.

Date: July 30, 2021	By:	/s/ Weiguang Yang
Weiguang Yang Chief Executive Officer